                                  Form U-13-60
                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980


                                  ANNUAL REPORT

                                 For the Period

             Beginning January 1, 2003 and Ending December 31, 2003

                                     To The

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                    NISOURCE CORPORATE SERVICES COMPANY, INC.
                    -----------------------------------------
                         (Exact Name of Report Company)


                          A Subsidiary Service Company
                           ("Mutual" or "Subsidiary")


                     Date of Incorporation December 31, 1932

    State or Sovereign Power Under which Incorporated or Organized - Delaware


          Location of Principal Executive Offices of Reporting Company:

                     801 East 86th Avenue, Merrillville, IN

                           VINCENT DEVITO, CONTROLLER
                             200 Civic Center Drive
                               Columbus, OH 43215
      ---------------------------------------------------------------------
      (Name, title and address of officer to whom correspondence concerning this report should be addressed)


                       NISOURCE, INC/COLUMBIA ENERGY GROUP
       --------------------------------------------------------------------
       (Name of Principal Holding Company whose Subsidiaries are served by
                               Reporting Company)

                      INSTRUCTIONS FOR USE OF FORM U-13-60


1. Time of Filing - Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

2. Number of Copies - Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3. Period Covered by Report - The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. Report Format - Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted on the same size as a sheet of the form or folded to such size.

5. Money Amounts Displayed - All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01[b]).

6. Deficits Displayed - Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section 210.3-01[C]).

7. Major Amendments or Corrections - Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions - Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979, shall be applicable to words or terms used specifically within this Form U-13-60.

9. Organization Chart - The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation - The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed - The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

                  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                                                Schedule or
                                                                                  Account              Page
              Description of Schedules and Accounts                               Number              Number
----------------------------------------------------------                     -------------          ------
COMPARATIVE BALANCE SHEET                                                      Schedule I              5-6
     Service Company Property                                                  Schedule II             7-8
     Accumulated Provision For Depreciation and                                Schedule III             9
       Amortization of Service Company Property
     Investments                                                               Schedule IV              10
     Accounts Receivable From Associate Companies                              Schedule V             11-12
     Fuel Stock Expenses Undistributed                                         Schedule VI              13
     Stores Expense Undistributed                                              Schedule VII             14
     Miscellaneous Current and Accrued Assets                                  Schedule VIII            15
     Miscellaneous Deferred Debits                                             Schedule IX              16
     Research, Development or Demonstration Expenditures                       Schedule X               17
     Proprietary Capital                                                       Schedule XI              18
     Long-Term Debt                                                            Schedule XII             19
     Current and Accrued Liabilities                                           Schedule XIII          20-21
     Notes to Financial Statements                                             Schedule XIV           22-23

COMPARATIVE INCOME STATEMENT                                                   Schedule XV              24
     Analysis of Billing - Associate Companies                                 Account 457              25
     Analysis of Billing - Nonassociate Companies                              Account 458              26
     Analysis of Charges for Service - Associate and                           Schedule XVI             27
       Nonassociate Companies
     Schedule of Expense by Department or Service Function                     Schedule XVII          28-31
     Departmental Analysis of Salaries                                         Account 920            32-33
     Outside Services Employed                                                 Account 923            34-37
     Employee Pensions and Benefits                                            Account 926              38
     General Advertising Expenses                                              Account 930.1            39
     Miscellaneous General Expenses                                            Account 930.2            40
     Rents                                                                     Account 931              41
     Taxes Other Than Income Taxes                                             Account 408              42
     Donations                                                                 Account 426.1            43
     Other Deductions                                                          Account 426.5            44
     Notes to Statement of Income                                              Schedule XVIII           45

                  LISTING OF INSTRUCTIONAL FILING REQUIREMENTS


                                                                      Page
              Description of Reports or Statements                   Number
----------------------------------------------------------           ------
Organization Chart                                                     46
Methods of Allocation                                                  47
Annual Statement of Compensation for Use of Capital Billed           48-49
Officer Authorization                                                  50


           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
                                      2003

                     SCHEDULE I - COMPARATIVE BALANCE SHEET

           Give balance sheet of the Company as of December 31 of the current and prior year

   ACCOUNT                        ASSETS AND OTHER DEBITS                              AS OF DECEMBER 31
   -------                        -----------------------                        ---------------------------
                                                                                 CURRENT              PRIOR
                                                                                 -------             -------
                                                                                  $000                $000
                SERVICE COMPANY PROPERTY
     101            Service company property (Schedule II)                        71,844              77,421

     107            Construction work in progress (Schedule II)                     --                  --
                                                                                 -------             -------
                         Total Property                                           71,844              77,421
                                                                                 -------             -------
     108            Less accumulated provision for depreciation and
                     amortization of service company property
                     (Schedule III)                                               31,312              34,091
                                                                                 -------             -------
                         Net Service Company Property                             40,532              43,330
                                                                                 -------             -------
                INVESTMENTS
     123            Investments in associate companies (Schedule IV)                --                  --
     124            Other investments (Schedule IV)                                 --                  --
                                                                                 -------             -------
                         Total Investments                                          --                  --
                                                                                 -------             -------
                CURRENT AND ACCRUED ASSETS
     131            Cash                                                           1,460                 424
     134            Special deposits                                                 171                 171
     135            Working funds                                                    755                 656

     136            Temporary cash investments (Schedule IV)                        --                  --

     141            Notes receivable                                                --                  --
     143            Accounts receivable                                            5,372               8,065

     144            Accumulated provision for uncollectible accounts                --                  --
     146            Accounts receivable from associate companies
                     (Schedule V)                                                 43,024              72,248

     152            Fuel stock expenses undistributed (Schedule VI)                 --                  --

     154            Materials and supplies                                          --                  --

     163            Stores expense undistributed (Schedule VII)                     --                  --
     165            Prepayments                                                    1,178                 685
     174            Miscellaneous current and accrued assets                       1,387               1,317

                     (Schedule VIII)                                                --                  --
                                                                                 -------             -------
                         Total Current and Accrued Assets                         53,347              83,566
                                                                                 -------             -------
                DEFERRED DEBITS
     181            Unamortized debt expense                                        --                  --
     184            Clearing accounts                                              1,172               9,207
     186            Miscellaneous deferred debits (Schedule IX)                   45,126              41,259
     188            Research, development, or demonstration
                     expenditures (Schedule X)                                      --                  --
     190            Accumulated deferred income taxes                             30,458              27,667
                                                                                 -------             -------
                         Total Deferred Debits                                    76,756              78,133
                                                                                 -------             -------

                         TOTAL ASSETS AND OTHER DEBITS                           170,635             205,029
                                                                                 =======             =======

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
                                      2003

                     SCHEDULE I - COMPARATIVE BALANCE SHEET

   ACCOUNT                LIABILITIES AND PROPRIETARY CAPITAL                                       AS OF DECEMBER 31
   -------                -----------------------------------                                 ----------------------------
                                                                                              CURRENT               PRIOR
                                                                                              -------              -------
                                                                                               $000                  $000
                PROPRIETARY CAPITAL
     201            Common stock issued (Schedule XI)                                             400                  400
     211            Miscellaneous paid-in-capital (Schedule XI)                                  --                   --
     215            Appropriated retained earnings (Schedule XI)                                 --                   --
     216            Unappropriated retained earnings (Schedule XI)                               --                   --
     219            Other Comprehensive Income                                                (10,319)             (21,165)
                                                                                              -------              -------
                    Total Proprietary Capital                                                  (9,919)             (20,765)
                                                                                              -------              -------
                LONG-TERM DEBT
     223            Advances from associate companies (Schedule XII)                           23,930               23,930
     224            Other long-term debt (Schedule XII)                                          --                   --
     225            Unamortized premium on long-term debt                                        --                   --
     226            Unamortized discount on long-term debt                                       --                   --
                                                                                              -------              -------
                    Total Long-Term Debt                                                       23,930               23,930
                                                                                              -------              -------
                CURRENT AND ACCRUED LIABILITIES
     231            Notes payable                                                                --                   --
     232            Accounts payable                                                            8,560               13,947
     233            Notes payable to associate companies (Schedule XIII)                         --                     74
     234            Accounts payable to associate companies (Schedule XIII)                    47,664               49,667
     236            Taxes accrued                                                               (949)               20,440
     237            Interest accrued                                                              945                  783
     238            Dividends declared                                                           --                   --
     241            Tax collections payable                                                       577                   90
     242            Miscellaneous current and accrued liabilities (Schedule XIII)              60,866               57,522
                                                                                              -------              -------
                    Total Current and Accrued Liabilities                                     117,663              142,523
                                                                                              -------              -------
                DEFERRED CREDITS
     253            Other deferred credits                                                     34,893               55,391
     255            Accumulated deferred investment tax credits                                  --                   --
                                                                                              -------              -------
                    Total Deferred Credits                                                     34,893               55,391
                                                                                              -------              -------
     282            ACCUMULATED DEFERRED INCOME TAXES                                           4,068                3,950
                                                                                              -------              -------
                    TOTAL LIABILITIES AND PROPRIETARY CAPITAL                                 170,635              205,029
                                                                                              =======              =======

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2003


                     SCHEDULE II - SERVICE COMPANY PROPERTY

                                                  BALANCE                                                                   BALANCE
                                                    AT                                                                        AT
                                                 BEGINNING                            RETIREMENTS       OTHER                CLOSE
                      DESCRIPTION                 OF YEAR            ADDITIONS         OR SALES        CHANGES              OF YEAR
-----------------------------------------------  ---------           ---------        -----------      -------              --------
                                                    $000                $000            $000            $000                  $000
SERVICE COMPANY PROPERTY

Account:

301               ORGANIZATION                        --                --                --              --                  --

303               MISCELLANEOUS

                  INTANGIBLE PLANT                    --                --                --              --                  --

304               LAND AND LAND RIGHTS                  62              --                --              --                    62

305               STRUCTURES AND
                  IMPROVEMENTS                      23,692               546               317            --                23,921

306               LEASEHOLD IMPROVEMENTS              --                                  --              --                  --

307               EQUIPMENT (1)                     32,556             3,813             4,875           (51)               31,443


308               OFFICE FURNITURE AND
                   EQUIPMENT (1)                     7,334                 3             4,672            --                 2,665

309               AUTOMOBILES, OTHER
                   VEHICLES AND RELATED
                   GARAGE EQUIPMENT                    427              --                  24            --                   403

310               AIRCRAFT AND AIRPORT
                   EQUIPMENT                        13,207              --                --              --                13,207

311               OTHER SERVICE COMPANY
                   PROPERTY (3)                        143              --                --              --                   143
                                                    ------             -----             -----           ---                ------
                        SUB-TOTAL                   77,421             4,362             9,888           (51)               71,844
                                                    ------             -----             -----           ---                ------
107               CONSTRUCTION WORK IN
                   PROGRESS (4)                       --                --                --              --                  --
                                                    ------             -----             -----           ---                ------
                       TOTAL                        77,421             4,362             9,888           (51)               71,844
                                                    ======             =====             =====           ===                ======


(1)   PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

      307 - A fixed asset inventory was completed and those assets determined to be obsolete or disposed of were retired.

      308 - A fixed asset inventory was completed and those assets determined to be obsolete or disposed of were retired.

(2) SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

                                                                                                    BALANCE AT
                                                                                                     CLOSE OF
                      SUBACCOUNT DESCRIPTION                                  ADDITIONS                YEAR
                      ----------------------                                    -----                  ------
                                                                                $000                   $000
307-1         Telecommunications Equipment                                        --                       90

307-2         Communications Management Center                                    --                      724

307-3         Data Processing Equipment                                           --                      872

307-4         Print Services Equipment                                            --                     --

307-5         Research & Laboratory Equipment                                     --                     --

307-6         Telecommunications Equipment                                        139                   6,921

307-7         EDP Equipment - 4 years                                           3,649                  14,331

307-8         EDP Equipment - 10 years                                            --                        5

307-9         Personal Computer and Peripheral Equipment                           25                   6,712

307-10        Distribution Research Equipment                                     --                     --

307-11        Electrical Supply Generators                                        --                    1,788

307-14        CGT EQUIPMENT                                                       --                     --

307-37        CPA EQUIPMENT                                                       --                     --

307-51        TCO Equipment                                                       --                     --

307-90        NiSource Equipment                                                  --                     --
                                                                                -----                  ------

                   TOTAL
                                                                                3,813                  31,443
                                                                                =====                  ======

(3)      DESCRIBE OTHER SERVICE COMPANY PROPERTY:

         Costs incurred in the internal development of the Employee Accounting System Interface, Labor Distribution System, and Intercompany Billing software.

(4)      DESCRIBE CONSTRUCTION WORK IN PROGRESS:

         Not Applicable

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2003


                                  SCHEDULE III

                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                    AMORTIZATION OF SERVICE COMPANY PROPERTY

                                                                     ADDITIONS
                                                      BALANCE         CHARGED                           OTHER          BALANCE
                                                        AT              TO                             CHANGES            AT
                                                     BEGINNING        ACCOUNT                            ADD            CLOSE
                      DESCRIPTION                     OF YEAR           403           RETIREMENTS      (DEDUCT)         OF YEAR
-------------------------------------------------     -------        ---------        -----------      --------         -------
                                                       $000            $000               $000           $000            $000
ACCOUNT

     301      ORGANIZATION                              --              --                 --             --               --

     303      MISCELLANEOUS INTANGIBLE
                PLANT                                   --              --                 --             --               --

     304      LAND AND LAND RIGHTS                      --              --                 --             --               --

     305      STRUCTURES AND
                IMPROVEMENTS                           7,597             484                 81           --              8,000

     306      LEASEHOLD IMPROVEMENTS                    --                                 --                              --

     307      EQUIPMENT (1)                           21,960           5,811              8,528            446           19,689

     308      OFFICE FURNITURE AND
                FIXTURES (1)                           3,335             207              1,194           (653)           1,695

     309      AUTOMOBILES, OTHER
                VEHICLES AND RELATED
                GARAGE EQUIPMENT                         155              56                 85            250              376

     310      AIRCRAFT AND AIRPORT
                EQUIPMENT                                902             506               --                1            1,409

     311      OTHER SERVICE COMPANY
                PROPERTY                                 142            --                 --                1              143
                                                      -------        --------         ---------        --------         -------

                           TOTAL                      34,091           7,064              9,888             45           31,312
                                                      =======        ========         =========        ========         =======

(1)      PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

                  Please refer to page 7

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2003

                            SCHEDULE IV - INVESTMENTS


INSTRUCTIONS:     Complete the following schedule concerning investments.

                  Under Account 124, "Other Investments," state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

                  Under Account 136, "Temporary Cash Investments," list each investment separately.

                                                                           BALANCE AT         BALANCE AT
                                                                            BEGINNING           CLOSE
                   DESCRIPTION                                               OF YEAR           OF YEAR
-------------------------------------------------                          ----------         ----------
Account 123 - Investment in Associate Companies                               NONE               NONE

Account 124 - Other Investments                                               NONE               NONE

Account 136 - Temporary Cash Investments
  System Money Pool - Unaffiliated                                            NONE               NONE
                                                                            --------           --------

              TOTAL                                                           NONE               NONE
                                                                            ========           ========

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
                      For the Year Ended December 31, 2003

            SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:     Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company

                                                                                               BALANCE AT              BALANCE AT
                                                                                                BEGINNING                CLOSE
                             DESCRIPTION                                                         OF YEAR                OF YEAR
-------------------------------------------------------------------------                      ----------              ----------
                                                                                                   $000                   $000
ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

Bay State Massachusetts                                                                            2,477                  3,566
Columbia Atlantic Trading Corporation                                                                  4                      2
Columbia Energy Group                                                                             14,062                  2,143
Columbia Energy Resources, Inc.                                                                      934                     --
Columbia Energy Services Corporation                                                                 249                     64
Columbia Finance Company                                                                              --                      5
Columbia Gas of Kentucky, Inc.                                                                     1,201                    965
Columbia Gas of Maryland, Inc.                                                                       551                    285
Columbia Gas of Ohio, Inc.                                                                         8,832                  7,680
Columbia Gas of Pennsylvania, Inc.                                                                 4,691                  3,227
Columbia Gas of Virginia, Inc.                                                                     2,432                  1,968
Columbia Gas Transmission Corporation                                                              8,608                  6,467
Columbia Gulf Transmission Company                                                                 2,392                  1,015
Columbia Network Services Corporation                                                                163                     20
Columbia Pipeline Corporation                                                                         --                      3
Columbia Remainder Corporation                                                                       233                     74
Columbia Service Partners                                                                              6                     --
Columbia Transmission Communications Corporation                                                     (57)                    --
Energy USA, Inc                                                                                    2,004                    444
Granite State Gas                                                                                     47                     33
Indianapolis Water Resources                                                                           5                     --
Kokomo Gas and Fuel Company                                                                          155                    142
NiSource Capital Markets                                                                              12                      3
NiSource Crossroads Pipeline                                                                          42                     42
NiSource Development Company, Inc                                                                      6                   (281)
NiSource Energy Services, Inc                                                                        421                    116
NiSource Energy Technology                                                                            (2)                    52
NiSource Finance Company                                                                              67                     70
NiSource Insurance Corporation, Ltd.                                                                   7                      6
NiSource Pipeline Group, Inc                                                                          17                      3
NiSource, Inc.                                                                                    14,517                  3,860
Northern Indiana Fuel and Light Company                                                              458                    395
Northern Indiana Public Service Company                                                            6,621                  9,657
Northern Utilities Maine                                                                             660                    293
Northern Utilities New Hampshire                                                                     277                    354
Primary Energy, Inc                                                                                  156                    351
                                                                                                  ------                 ------
              TOTAL                                                                               72,248                 43,024
                                                                                                  ======                 ======

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:

                                                                                                                        TOTAL
                                                                                                                       PAYMENTS
                                                                                                                       --------
                                                                                                                         $000
See Schedule V-A, page 12

              TOTAL PAYMENT                                                                                             462,223
                                                                                                                        =======

                                  SCHEDULE V-A

                    NISOURCE CORPORATE SERVICES COMPANY, INC.

                      Convenience & Accommodation Payments
                      For the Year Ended December 31, 2003

                                                                                     POSTAGE AND
                                          AUDIT    CORPORATE   EMPLOYEE                 MAILING      TELE-
Associate Company                          FEES    INSURANCE   BENEFITS     LEASING    SERVICES  COMMUNICATIONS    OTHER    TOTAL
--------------------------------------     ----    ---------   --------     -------    --------  --------------    -----   --------
                                           $000      $000        $000        $000        $000        $000           $000
Bay State Massachusetts                     222       3,065      10,653         119          4         1,914        1,588    17,564
Columbia Accounts Receivable                                                                                       24,645    24,645
Columbia Atlantic Trading Corporation                    (3)                                                          271       268
Columbia Capital Corporation                                                                                            1         1
Columbia Deep Water Services                             (2)                                                                     (2)
Columbia Energy Group                                (3,380)      1,247          11                       43       74,036    71,957
Columbia Energy Resources, Inc.             359       2,718       4,825       2,145                      457       26,726    37,230
Columbia Energy Services Corporation                     15          46                                   33       48,227    48,321
Columbia Gas of Kentucky, Inc.                          910       2,741         705        138           358          509     5,362
Columbia Gas of Maryland, Inc.                          243       1,041         150         35            95        5,558     7,122
Columbia Gas of Ohio, Inc.                  602       7,463      29,586       1,997      1,381         3,008       18,268    62,306
Columbia Gas of Pennsylvania, Inc.          266       4,355      11,859       1,161        412         1,616        1,770    21,439
Columbia Gas of Virginia, Inc.                        1,340       4,612         876        212           770        8,097    15,906
Columbia Gas Transmission Corporation       887       7,595      31,923       4,666          5         4,078        4,221    53,375
Columbia Gulf Transmission Company          148       3,847       5,770         496         12           865          566    11,704
Columbia Insurance Company                                1                                                             3         4
Columbia Network Services                                 6          34                                                 3        43
Columbia Remainder Corporation                           23          15                                               177       216
Columbia Service Partners                                25          28                      2             4          760       820
Columbia Transmission Communications
  Corporation                                            31          40                                    3        1,166     1,240
Energy USA Inc.                             182         341         955                                   27          342     1,847
Energy USA TPC                               39          16          53                                                 4       113
Granite State Gas                                       111          85           1                        0          140       337
Indianapolis Water Resources                             (1)                                              19           12        30
Kokomo Gas and Fuel Company                 144         166         800                                    4           16     1,129
NiSource Capital Markets                                  1                                                            23        24
NiSource Crossroads Pipeline                 66          27                                                9           16       118
NiSource Development Company, Inc                       170                                                           430       600
NiSource Energy Services, Inc.                           53                                                         4,431     4,484
NiSource Energy Technology                               14         230                                   12            7       264
NiSource Finance Company                    103          10                                                           245       357
NiSource, Inc.                              888         548                                  2             1          768     2,206
Northern Indiana Fuel and Light Company     128         185       1,361                                               (25)    1,648
Northern Indiana Public Service Company     800      19,211      33,031         682                    2,802        7,564    64,090
Northern Utilities Maine                                254       1,029          22                      172          348     1,825
Northern Utilities New Hampshire                        257         757           3                      197          107     1,320
Primary Energy, Inc.                                  1,888         318                                   55           48     2,309
                                          -----      ------     -------      ------      -----        ------      -------   -------
Grand Total                               4,835      51,503     143,040      13,034      2,204        16,541      231,067   462,223
                                          =====      ======     =======      ======      =====        ======      =======   =======

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2003

                 SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:     Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

                       DESCRIPTION                                                     LABOR        EXPENSES      TOTAL
                       -----------                                                     -----        --------      -----
                                                                                       $000           $000        $000

Account 152 - Fuel Stock Expenses Undistributed                                         NONE          NONE         NONE




                                                                                       ------       --------      ------
                      TOTAL                                                             NONE          NONE         NONE

SUMMARY:

     Not Applicable

                  ANNUAL REPORT OF NISOURCE CORPORATE SERVICES

                      For the Year Ended December 31, 2003

                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:     Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

     DESCRIPTION                                                               LABOR        EXPENSES        TOTAL
------------------------------------------------------------------             ------       --------       ------
                                                                                $000          $000          $000

Account 163 - Stores Expenses Undistributed                                     NONE          NONE          NONE





                                                                               ------       --------       ------
                    TOTAL                                                       NONE          NONE          NONE

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2003

                                  SCHEDULE VIII

                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:     Provide detail of items in this account. Items less than
                  $10,000 may be grouped, showing the number of items in each group.

                                                                                        BALANCE AT     BALANCE AT
                                                                                         BEGINNING       CLOSE
                         DESCRIPTION                                                      OF YEAR       OF YEAR
-------------------------------------------------------------------------               -----------    ----------
                                                                                            $000          $000

Account 174 - Miscellaneous Current and Accrued Assets                                      1,317         1,387
                Non-Compete Deferred Debit (Amortized over 15 Years
                Phantom Stock)



                                                                                        -----------    ----------
               TOTAL                                                                        1,317         1,387

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2003

                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:     Provide detail of items in this account. Items less than
                  $10,000 may be grouped by class showing the number of items in each class.

                                                             BALANCE AT                BALANCE AT
                                                              BEGINNING                  CLOSE
         DESCRIPTION                                           OF YEAR                   OF YEAR
-------------------------------------------                  ----------                ----------
                                                                $000                      $000

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Other Post Retirement Employee Benefits                        10,699                    13,054

Deferred Insurance Receivables                                  1,953                     1,456

Intangible Asset - Pension Restoration Plan                    21,232                    16,824

Miscellaneous Deferred Property                                 7,375                    13,792

                                                               ------                    ------
              TOTAL                                            41,259                    45,126

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2003

                                   SCHEDULE X

               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES


INSTRUCTIONS:     Provide description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

                     DESCRIPTION                                                       AMOUNT
---------------------------------------------------------------------------            ------
                                                                                        $000

                                                                                        NONE



                                                                                       ------
TOTAL                                                                                   NONE

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2003

                        SCHEDULE XI - PROPRIETARY CAPITAL

                                                                                                   OUTSTANDING CLOSE OF PERIOD
                                                 NUMBER OF SHARES    PAR OR STATED VALUE       -------------------------------------
ACCOUNT NUMBER            CLASS OF STOCK            AUTHORIZED            PER SHARE            NO. OF SHARES            TOTAL AMOUNT
--------------            --------------         ----------------    -------------------       -------------            ------------
     201                   COMMON STOCK               4,000                  $100                  4,000                   $400,000

INSTRUCTIONS:     Classify amounts in each account with brief explanation,
                  disclosing the general nature of transactions which give rise to the reported amount.

               DESCRIPTION                                                            AMOUNT
--------------------------------------------------------------------                  ------
ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL                                             $0
ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                                            $0
                                                                                      ------

       TOTAL                                                                            $0

INSTRUCTIONS:     Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform
                  System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                                                         BALANCE AT                                                BALANCE AT
                                                         BEGINNING           NET INCOME         DIVIDENDS            CLOSE
                  DESCRIPTION                             OF YEAR             OR (LOSS)           PAID              OF YEAR
----------------------------------------------------     ----------          ----------         ---------          ----------
                                                           $000                 $000               $000              $000

ACCOUNT 216 - UNAPPROPRIATED RETAINED EARNINGS

Rate/Share             Amount of Dividend             Date Declared                 Date Paid
----------             ------------------             -------------                 ---------
    $                       $000



----------------------------------------------------      -------             ---------           ----              -------
TOTAL                                                         -                     -               -                    -

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2003

                          Schedule XII - Long-Term Debt

INSTRUCTIONS:     Advances From Associate Companies should be reported
                  separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other Long-Term Debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                                 TERMS OF OBLIG     DATE                            BALANCE AT                           BALANCE AT
                                 CLASS & SERIES      OF      INTEREST     AMOUNT    BEGINNING                DEDUCTIONS     CLOSE
    NAME OF CREDITOR              OF OBLIGATION   MATURITY     RATE     AUTHORIZED   OF YEAR     ADDITIONS       (1)       OF YEAR
    ----------------             --------------   --------   --------   ----------  ----------   ---------   -----------  ----------
                                                                 %         $000       $000         $000        $000        $000
 ACCOUNT 223 - ADVANCES FROM
    ASSOCIATE COMPANIES:


 Columbia Energy Group          Promissory Note   11/28/05     7.30         2,246      2,246          -         -         2,246
 Columbia Energy Group          Promissory Note   11/28/07     7.55         2,246      2,246          -         -         2,246
 Columbia Energy Group          Promissory Note   11/28/10     7.82         2,246      2,246          -         -         2,246
 Columbia Energy Group          Promissory Note   03/01/14     7.33        12,700     12,700          -         -        12,700
 Columbia Energy Group          Promissory Note   11/28/15     7.92         2,246      2,246          -         -         2,246
 Columbia Energy Group          Promissory Note   11/28/25     8.12         2,246      2,246          -         -         2,246

 ACCOUNT 224 - OTHER
    LONG-TERM DEBT:                                                             -          -          -         -             -

          TOTAL                                                            23,930     23,930          -         -        23,930

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2003

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:     Provide balance of notes and accounts payable to each
                  associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.


                                                                                            BALANCE AT              BALANCE AT
                                                                                             BEGINNING                CLOSE
                                  DESCRIPTION                                                 OF YEAR                OF YEAR
--------------------------------------------------------------------------------            ----------              ----------
                                                                                               $000                    $000

ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

Nisource, Inc.                                                                                      74                      --
                                                                                            ----------              ----------
                    TOTAL                                                                           74                      --

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

Bay State Massachusetts                                                                             --                     202
Columbia Energy Group                                                                            4,514                   4,476
Columbia Gas of Kentucky, Inc.                                                                       2                      13
Columbia Gas of Maryland, Inc.                                                                      --                      14
Columbia Gas of Ohio, Inc.                                                                         387                     887
Columbia Gas of Pennsylvania, Inc.                                                                  --                     105
Columbia Gas of Virginia, Inc.                                                                       8                     207
Columbia Gas Transmission Corporation                                                              525                      98
Columbia Gulf Transmission Company                                                                 150                       7
Energy USA, Inc                                                                                     --                     229
NiSource Development Company, Inc                                                                  208                     208
NiSource Energy Technology                                                                          --                     186
NiSource, Inc.                                                                                   5,037                   4,543
Northern Indiana Public Service Company                                                          1,321                     712
Northern Utilities Maine                                                                            --                      15
Primary Energy, Inc                                                                                 --                     449
System Money Pool Interest                                                                          72                      67
System Money Pool Principal                                                                     37,443                  35,246
                                                                                            ----------              ----------
                    TOTAL                                                                       49,667                  47,664

ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED
              LIABILITIES

Accrued Vacation                                                                                 7,998                   8,670
Change in Control                                                                                  600                     600
Comprehensive Medical Expense Plan Accrual                                                         813                     803
Contingent Stock                                                                                 6,641                      --
Contingent Stock Dividend                                                                           --                     470
Deferred Compensation                                                                            5,325                   5,153
Dental Assistance Plan Accrual                                                                      28                      20
Employee Thrift Plan                                                                             1,745                   1,337
Flexible Spending                                                                                1,135                   2,651
Group Life Insurance                                                                               313                      --
Incentive/Bonus Accrual                                                                             --                   7,787
Job Placement                                                                                      793                      --
LTIP Dividend Credit                                                                                --                     195
Pension Restoration Plan                                                                         4,178                   7,677
Pension Retirement Benefits                                                                      2,250                   2,250
Phantom Stock Liability                                                                          9,883                   7,856
Post Employment Benefit Obligation                                                                  74                      52
Relocation                                                                                           9                      --
Retirement Income Plan                                                                           2,418                  10,410
Severance                                                                                       10,374                   1,032
Thrift Plan - Company                                                                               60                      60
Thrift Restoration Plan                                                                          2,101                   2,243
Unclaimed Funds                                                                                     --                      94
United Way                                                                                         (72)                    (56)
Voluntary Personal Accident Insurance                                                              (20)                     --
Miscellaneous                                                                                      876                   1,562
                                                                                            ----------              ----------
                     TOTAL                                                                      57,522                  60,866

                                 SCHEDULE XIII-A

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2003

                      Notes Payable to Associate Companies

                                   Account 233



                                                      Balance at     Balance at
                                                      Beginning        Close
                                                       of Year        of Year
                                                      ----------     ----------
                                                        $000           $000
Columbia Energy Group

     6.89%        Installment Promissory Note            NONE           NONE
     7.11%        Installment Promissory Note            NONE           NONE
     7.30%        Installment Promissory Note            NONE           NONE
     7.55%        Installment Promissory Note            NONE           NONE
     7.82%        Installment Promissory Note            NONE           NONE
     7.33%        Installment Promissory Note            NONE           NONE
     7.92%        Installment Promissory Note            NONE           NONE
     8.12%        Installment Promissory Note            NONE           NONE
                                                      ----------     ----------
Total                                                    NONE           NONE
                                                      ==========     ==========

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
                      For the Year Ended December 31, 2003


                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:     The space below is provided for important notes regarding
                  the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1.               SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                 a.  Property, Plant and Equipment and Related Depreciation

                 Property, Plant and Equipment is stated at historical cost. Depreciation is provided on a composite straight-line basis using the average of depreciable property at the beginning and end of each year.

                 b.  Income Taxes

                 The Corporation provides deferred taxes with respect to timing differences in the recognition of revenues and expenses for tax and accounting purposes. The major difference results from using accelerated depreciation for tax purposes. The Corporation is included in the Consolidated Federal Income Tax Return filed for NiSource, Inc.

                 c.  Pension Costs

                 The Corporation participates in the NiSource, Inc. Pension Plan and the Retirement Income Plan of the Columbia Energy Group. These are trusteed noncontributory pension plans which, with certain exceptions, cover all regular employees. NiSource Corporate Services Company, Inc.'s portion was $7,992,000 in 2003 and $2,915,000 in 2002.

                 d.  Leases

                 Payments made by the Corporation in connection with operating leases are charged to expense incurred. No capitalized leases existed in 2003.

                 e.  Account Numbers

                 The Corporation uses certain FERC accounts which do not match existing SEC accounts; therefore, the year-end balances of the following FERC accounts were reclassified to a corresponding SEC account.

                                                   Account Number
                                                  ---------------       Year-End
                   Account Description            FERC        SEC        Balance
                   -------------------            ----        ---       --------
                                                                          $000
                 Interest Receivable              171         143            --

                 Deferred Income Taxes            283         282            89

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
                      For the Year Ended December 31, 2003


                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS


f. Post-Retirement Benefits Other Than Pensions


   During 1991, the System adopted SFAS No. 106, Employer's Accounting for Post-Retirement Benefits Other Than Pensions, retroactive to January 1, 1991. The Corporation has elected to record and defer the full amount of its estimated accumulated post-retirement obligations other than pensions. These obligations $33,830,038 as of December 31, 2003, and represent the actuarial present value of the post-retirement benefits to be paid to current employees and retirees based on services rendered.

g. System Money Pool

   The Parent Company and its subsidiaries participate in the System Money Pool
   (Pool) which is administered by the Corporation on behalf of the participants.

   Participants invest their excess funds to the Pool. Short-term financing requirements of participants, with the exception of the Parent Company, are satisfied by advances from the Pool. Excess funds in the Pool are invested by the Corporation on a short-term basis on behalf of the depositors.

   Participants depositing funds in the Pool share in the interest earned on these investments plus interest paid to the Pool by borrowers on a basis proportionate to its investment in the Pool. Participants borrowing from the Pool pay interest at the rate equivalent to the composite rate on short-term transactions of the Pool. Participants may withdraw their investments in the Pool at any time. Borrowings from the Pool are payable on demand, and may be prepaid at any time without premium or penalty.

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
                      For the Year ended December 31, 2003

--------------------------------------------------------------------------------

                                   SCHEDULE XV
                          COMPARATIVE INCOME STATEMENT

--------------------------------------------------------------------------------

                                                             2003          2002
                                                         ------------   ----------
ACCOUNT                        DESCRIPTION               CURRENT YEAR   PRIOR YEAR
-------  ----------------------------------------------  ------------   ----------
                                                             $000          $000

         INCOME

457         Services rendered to associate companies          277,807      304,443
458         Services rendered to nonassociate companies            --           --
417         Interest Revenue                                       --            1
419         Interest Revenue - Other                               14          187
421         Miscellaneous Income or Loss                          (24)          --
                                                              -------      -------
            Total Income                                      277,797      304,631

         EXPENSE

920        Salaries and wages                                 118,019      139,915
921        Office supplies and expenses                        13,180       11,997
922        Administrative expense transferred - credit             --           --
923        Outside services employed                           52,443       72,981
924        Property insurance                                       2           49
925        Injuries and damages                                 1,472        1,249
926        Employee pensions and benefits                      30,189       24,846
928        Regulatory commission expense                          568           --
930.1      General advertising expenses                           531          542
930.2      Miscellaneous general expenses                       3,948        2,909
931        Rents                                               21,162       19,700
932        Maintenance of structures and equipment             15,621        8,510
403        Depreciation and amortization expense                7,064        8,032
408        Taxes other than income taxes                        9,111        9,844
409        Income taxes                                         7,083       11,571
410        Provision for deferred income taxes                  1,543       59,405
411        Provision for deferred income taxes - credit        (7,741)     (72,240)
426.1      Donations                                              370          255
426.5      Other deductions                                        49            2
430        Interest on debt to associate companies              2,737        4,078
431        Other interest expense                                 446          986
                                                              -------      -------
              Total Expense                                   277,797      304,631
                                                              -------      -------
              Net Income or (Loss)                                 --           --
                                                              =======      =======

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year ended December 31, 2003

--------------------------------------------------------------------------------

                               ANALYSIS OF BILLING

                               ASSOCIATE COMPANIES
                                   ACCOUNT 457

--------------------------------------------------------------------------------

                                              DIRECT   INDIRECT   COMPENSATION       TOTAL
                                               COSTS     COSTS      FOR USE          AMOUNT
           NAME OF ASSOCIATE COMPANY          CHARGED   CHARGED    OF CAPITAL        BILLED
------------------------------------------    -------  --------   ------------     --------
                                               457-1     457-2        457-3
                                              -------   -------   ------------
                                                $000      $000        $000            $000
Bay State Massachusetts                        14,963     6,862            166       21,991
Columbia Atlantic Trading Corporation              14         3             --           17
Columbia Energy Group                           9,928     2,704             67       12,699
Columbia Energy Group Capital Corporation           8         1              -            9
Columbia Energy Services Corporation              531        68              2          601
Columbia Finance Corporation                       23         7             --           30
Columbia Gas of Kentucky, Inc.                  4,723     2,518             59        7,300
Columbia Gas of Maryland, Inc.                  1,754       873             21        2,648
Columbia Gas of Ohio, Inc.                     32,688    15,180            364       48,232
Columbia Gas of Pennsylvania, Inc.             13,764     6,418            154       20,336
Columbia Gas of Virginia, Inc.                  8,355     3,931             96       12,382
Columbia Gas Transmission Corporation          26,240    12,119            292       38,651
Columbia Gulf Transmission Company              5,599     2,959             71        8,629
Columbia Network Services Corporation              32        15             --           47
Columbia Pipeline Company                          20         8             --           28
Columbia Remainder Corporation                    705        83              2          790
Energy USA, Inc                                 3,016     1,761             35        4,812
Granite State Gas                                 315       143              3          461
Indianapolis Water Resources                     (113)        2             --         (111)
Kokomo Gas and Fuel Company                       270       149              4          423
NiSource Capital Markets                           40         7             --           47
NiSource Development Company, Inc               2,675       183              6        2,864
NiSource Energy Services, Inc                   3,343       118              3        3,464
NiSource Energy Technology                        213       134              4          351
NiSource Finance Company                          424        21              1          446
NiSource Insurance Corporation, Ltd.               25         9             --           34
NiSource, Inc.                                 26,341     1,325             28       27,694
NiSource Crossroads Pipeline                      177       106              2          285
Northern Indiana Fuel and Light Company           340       104              5          449
Northern Indiana Public Service Company        34,263    15,476            364       50,103
Northern Utilities Maine                        1,471       650             16        2,137
Northern Utilities New Hampshire                1,526       679             17        2,222
Primary Energy, Inc                             3,134       806             19        3,959
                                              -------   -------   ------------     --------
     Total Amount Billed in 2003              196,807    75,422          1,801      274,030

Reconciliation to Total Revenues:
   Difference between Amount of
   Unbilled Revenue December 2002 and
   December 2003                                1,947       894            936        3,777
                                              -------   -------   ------------     --------
                                              198,754    76,316          2,737      277,807
                                              =======   =======   ============     ========

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2003

--------------------------------------------------------------------------------
                               ANALYSIS OF BILLING

                             NONASSOCIATE COMPANIES
                                   ACCOUNT 458

--------------------------------------------------------------------------------

                               DIRECT   INDIRECT  COMPENSATION
                                COST      COST      FOR USE     TOTAL   EXCESS OR    AMOUNT
NAME OF NONASSOCIATE COMPANY   CHARGED   CHARGED   OF CAPITAL    COST   DEFICIENCY   BILLED
----------------------------   -------  --------  ------------  -----   ----------   ------
                                458-1     458-2      458-3                 458-4
                               -------  --------  -----------           ----------
             N/A                 $000      $000        $000      $000        $000

--------------------------------------------------------------------------------

INSTRUCTION: Provide a brief description of the services rendered to each nonassociate company:

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
                      For the Year Ended December 31, 2003
--------------------------------------------------------------------------------

                                  Schedule XVI

                         ANALYSIS OF CHARGES FOR SERVICE
                      ASSOCIATE AND NONASSOCIATE COMPANIES
--------------------------------------------------------------------------------

                                                 ASSOCIATE COMPANY          NONASSOCIATE COMPANY         TOTAL CHARGES FOR
                                                     CHARGES                       CHARGES                    SERVICE
                                           ------------------------------  -------------------------  -----------------------------
        DESCRIPTION OF ITEMS                DIRECT   INDIRECT              DIRECT  INDIRECT           DIRECT    INDIRECT
                                             COST      COST       TOTAL     COST     COST      TOTAL   COST       COST       TOTAL
----------------------------------------   -------   --------   ---------  ------  --------    -----  -------   --------    -------
                                             $000        $000       $000     $000      $000     $000     $000       $000       $000
920     Salaries and Wages                  90,109      27,910    118,019      --        --       --    90,109     27,910   118,019
921     Office Supplies and Expenses        10,171       3,009     13,180      --        --       --    10,171      3,009    13,180
922     Administrative Expenses
          Transferred -- Credit              1,202      (1,202)        --      --        --       --     1,202     (1,202)       --
923     Outside Services Employed           50,669       1,774     52,443      --        --       --    50,669      1,774    52,443
924     Property Insurance                      (1)          3          2      --        --       --        (1)         3         2
925     Injuries and Damages                 1,382          90      1,472      --        --       --     1,382         90     1,472
926     Employee Pensions and Benefits         471      29,718     30,189      --        --       --       471     29,718    30,189
928     Regulatory Commission Expense          568          --        568      --        --       --       568         --       568
930.1   General Advertising Expenses           516          15        531      --        --       --       516         15       531
930.2   Miscellaneous General Expense        3,445         503      3,948      --        --       --     3,445        503     3,948
931     Rents                               20,820         342     21,162      --        --       --    20,820        342    21,162
932     Maintenance of Structure and
          Equipment                         13,232       2,389     15,621      --        --       --    13,232      2,389    15,621
403     Depreciation and Amortization
          Expense                            5,463       1,601      7,064      --        --       --     5,463      1,601     7,064
408     Taxes Other Than Income Taxes          469       8,642      9,111      --        --       --       469      8,642     9,111
409     Income Taxes                            --       7,083      7,083      --        --       --        --      7,083     7,083
410     Provision for Deferred Income
          Taxes                                 --       1,543      1,543      --        --       --        --      1,543     1,543
411     Provision for Deferred Income
          Taxes -- Credit                       --      (7,741)    (7,741)     --        --       --        --     (7,741)   (7,741)
419     Other Interest                          --         (14)       (14)     --        --       --        --        (14)      (14)
421     Gain/Loss on Sale of Property           --          24         24      --        --       --        --         24        24
426.1   Donations                              236         134        370      --        --       --       236        134       370
426.5   Other Deductions                         2          47         49      --        --       --         2         47        49
427     Interest on Long-Term Debt              --          --         --      --        --       --        --         --        --
431     Other Interest Expense                  --         446        446      --        --       --        --        446       446
----------------------------------------   -------   ---------  ---------  ------  --------    -----  --------  ---------   -------
Instructions: Total cost of service will
              equal the amount billed to
              associate and nonassociate
              companies under their
              separate analysis of
              billing schedules.
----------------------------------------   -------   ---------  ---------  ------  --------    -----  --------  ---------   -------
        Total Expenses                     198,754      76,316    275,070      --        --       --   198,754     76,316   275,070
                                           -------   ---------  ---------  ------  --------    -----  --------  ---------   -------
430     Interest on Short-Term Debt                                   936                                                       936
                                                                ---------                                                   -------
                                                                ---------                                                   -------
        Compensation for Use of Capital-
        Associated Companies
                                                                ---------                                                   -------
430          Intercompany Interest on
             Indebtedness                                           1,801                                                     1,801
                                                                ---------                                                   -------
             Compensation for Use of
             Equity Capital                                            --                                                        --
                                                                ---------                                                   -------
        Total Cost of Service                                     277,807                                                   277,807
-----------------------------------------------------------------------------------------------------------------------------------

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
                      For the Year Ended December 31, 2003
--------------------------------------------------------------------------------
                                  Schedule XVII
              SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION
--------------------------------------------------------------------------------

                                                                                           DEPARTMENT OR SERVICE FUNCTION
                                                                                  ----------------------------------------------
                                                                                                                       Chairman,
                                                              TOTAL                                        Aviation    President
          DESCRIPTION OF ITEMS                               AMOUNT    OVERHEAD   Accounting    Auditing   Services     and CEO
------------------------------------------------------       ------    --------   ----------    --------   --------    --------
                                                              $000       $000        $000         $000       $000        $000

920       Salaries and Wages                                 118,019     27,910        6,846        1,473       161       1,076
921       Office Supplies and Expenses                        13,180      3,009          205          153       143          65
922       Administrative Expenses Transferred - Credit            --     (1,202)          --           --        --          --
923       Outside Services Employed                           52,443      1,774          647          122       812       1,103
924       Property Insurance                                       2          3           --           --        --          (2)
925       Injuries and Damages                                 1,472         90           --           --        --          --
926       Employee Pensions and Benefits                      30,189     29,718           15           --        --           7
928       Regulatory Commission Expense                          568         --           --           --        --          --
930.1     General Advertising Expense                            531         15            6           --        --           2
930.2     Miscellaneous General Expense                        3,948        503          111          180       179         131
931       Rents                                               21,162        342           11            2       505          14
932       Maintenance of Structures and Equipment             15,621      2,389            1           --        78          --
403       Depreciation and Amortization Expense                7,064      1,601           --           --       506          --
408       Taxes Other Than Income Taxes                        9,111      8,642           --           --         2          --
409       Income Taxes                                         7,083      7,083           --           --        --          --
410       Provision for Deferred Income Taxes                  1,543      1,543           --           --        --          --
411       Administrative Expenses Transferred - Credit        (7,741)    (7,741)          --           --        --          --
411.5     Investment Tax Credit                                   --         --           --           --        --          --
419       Other Interest                                         (14)       (14)          --           --        --          --
421       Miscellaneous Income or Loss                            24         24           --           --        --          --
426.1     Donations                                              370        134            2           --        --           2
426.5     Other Deductions                                        49         47           --           --        --          --
427       Interest on Long-Term Debt                              --         --           --           --        --          --
430       Interest on Debt to Associate Companies              2,737      2,737           --           --        --          --
431       Other Interest Expense                                 446        446           --           --        --          --
------------------------------------------------------
Instruction:  Indicate each department or service
              function. (See Instruction 01-3 General
              Structure of Accounting System:
              Uniform System Account)
------------------------------------------------------       -------   --------   ----------    ---------  --------    --------
         Total Expenses                                      277,807     79,053        7,844        1,930     2,386       2,398
------------------------------------------------------       -------   --------   ----------    ---------  --------    --------

                                                                      DEPARTMENT OR SERVICE FUNCTION
                                                          --------------------------------------------------------
                                                          Company
                                                          General       Company       Corporate          Corporate
          DESCRIPTION OF ITEMS                            Managers    Presidents    Communications       Insurance
-------------------------------------------------------   --------    ----------    --------------       ---------
                                                            $000         $000            $000               $000
920       Salaries and Wages                                   478           388             1,580             672
921       Office Supplies and Expenses                          28            69               502              22
922       Administrative Expenses Transferred - Credit          --            --                --              --
923       Outside Services Employed                             22            11               932             140
924       Property Insurance                                    --            --                --              --
925       Injuries and Damages                                  --            --                --           1,382
926       Employee Pensions and Benefits                        --            --                 1              --
928       Regulatory Commission Expense                         --            --                --              --
930.1     General Advertising Expense                           --            --               266              --
930.2     Miscellaneous General Expense                          7           117               254              48
931       Rents                                                  4             7                30               1
932       Maintenance of Structures and Equipment               --            --                --              --
403       Depreciation and Amortization Expense                 --            --                --              --
408       Taxes Other Than Income Taxes                         --            --                --              --
409       Income Taxes                                          --            --                --              --
410       Provision for Deferred Income Taxes                   --            --                --              --
411       Administrative Expenses Transferred - Credit          --            --                --              --
411.5     Investment Tax Credit                                 --            --                --              --
419       Other Interest                                        --            --                --              --
421       Miscellaneous Income or Loss                          --            --                --              --
426.1     Donations                                             --            --               188              --
426.5     Other Deductions                                      --            --                --              --
427       Interest on Long-Term Debt                            --            --                --              --
430       Interest on Debt to Associate Companies               --            --                --              --
431       Other Interest Expense                                --            --                --              --
-------------------------------------------------------
Instruction:  Indicate each department or service
              function. (See Instruction 01-3 General
              Structure of Accounting System:
              Uniform System Account)
-------------------------------------------------------   --------    ----------    --------------       ---------
         Total Expenses                                        539           592             3,753           2,265
-------------------------------------------------------   --------    ----------    --------------       ---------

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
                      For the Year Ended December 31, 2003
--------------------------------------------------------------------------------
                                  Schedule XVII

              SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION
--------------------------------------------------------------------------------

                         DEPARTMENT OR SERVICE FUNCTION
--------------------------------------------------------------------------------

                                            Customer     Energy
  Account          Corporate   Corporate    Contact      Supply    Environmental
   Number          Secretary   Treasury     Centers     Services      Affairs
--------------     ---------   ---------    --------    --------   -------------
                      $000        $000        $000        $000         $000
920                      229         786       1,505       4,930           5,044
921                       56          25          71         194             598
922                       --          --          --          --              --
923                    2,089         177           4         295             437
924                       --          --          --          --              --
925                       --          --          --          --              --
926                       --          --          --          33              17
928                       --          --          --          --              --
930.1                     --          --          --           2              --
930.2                     53         517          66          15             110
931                       --           1          11          20             200
932                       --          --          --          17              52
403                       --          --          --          --              --
408                       --          --          --          --              --
409                       --          --          --          --              --
410                       --          --          --          --              --
411                       --          --          --          --              --
411.5                     --          --          --          --              --
419                       --          --          --          --              --
421                       --          --          --          --              --
426.1                     --          --          --          --              16
426.5                     --          --          --          --              --
427                       --          --          --          --              --
430                       --          --          --          --              --
431                       --          --          --          --              --
--------------     ---------   ---------    --------    --------   -------------
Total Expenses         2,427       1,506       1,657       5,506           6,474
                   ---------   ---------    --------    --------   -------------

                                        Executive VP
  Account        Executive   Executive    Regulated     Facilities   Financial
   Number        VP and CFO  VP and COO    Revenue      Management    Planning
--------------   ---------   ---------  ------------    ----------   ---------
                   $000        $000         $000           $000        $000
920                    505       1,330           378           771       3,448
921                     48         275            65           334         156
922                     --          --            --         1,202          --
923                      8       1,336           137            59         560
924                     --          --            --            --          --
925                     --          --            --            --          --
926                      4           3            --           226          33
928                     --          --            --            --          --
930.1                   --          --            --            --           3
930.2                    4          70             8             9          79
931                     13          13            11        10,767          11
932                     --          --            --         3,004           1
403                     --          --            --            --          --
408                     --          --            --            --          --
409                     --          --            --            --          --
410                     --          --            --            --          --
411                     --          --            --            --          --
411.5                   --          --            --            --          --
419                     --          --            --            --          --
421                     --          --            --            --          --
426.1                   --          --            --            --          --
426.5                   --          --            --            --          --
427                     --          --            --            --          --
430                     --          --            --            --          --
431                     --          --            --            --          --
--------------   ---------   ---------  ------------    ----------   ---------
Total Expenses         582       3,027           599        16,372       4,291
                 ---------   ---------  ------------    ----------   ---------

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
                      For the Year Ended December 31, 2003
--------------------------------------------------------------------------------
                                  Schedule XVII
              SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION
--------------------------------------------------------------------------------

                         DEPARTMENT OR SERVICE FUNCTION
--------------------------------------------------------------------------------



                                              Human
  Account          Fleet    Governmental    Resources/   Information    Investor
  Number        Management    Affairs        Benefits    Technology    Relations
--------------  ----------  ------------    ----------   -----------   ---------
                   $000         $000           $000         $000         $000
920                  1,281           209         3,042        26,985         262
921                     92            39           172         3,250          79
922                     --            --            --            --          --
923                     --           110         1,105         7,151         132
924                     --            --            --             1          --
925                     --            --            --            --          --
926                     --            --            37            35          --
928                     --            --            --            --          --
930.1                   --            --            --             9          --
930.2                    2             3            27           806           7
931                      3            87             3         8,971          --
932                     --            --             1        10,025          --
403                     --            --            --         4,957          --
408                     --            --            --           249          --
409                     --            --            --            --          --
410                     --            --            --            --          --
411                     --            --            --            --          --
411.5                   --            --            --            --          --
419                     --            --            --            --          --
421                     --            --            --            --          --
426.1                   --             5            --            --          --
426.5                   --            --            --            --          --
427                     --            --            --            --          --
430                     --            --            --            --          --
431                     --            --            --            --          --
--------------  ----------  ------------    ----------   -----------   ---------
Total Expenses       1,378           453         4,387        62,439         480
                ----------  ------------    ----------   -----------   ---------




                     Large
                    Customer
                 Relationships                                             NiSource
  Account              and                   Materials                       Retail
  Number         Transportation     Legal    & Supplies   Meter-to-Cash     Services
--------------   --------------    --------  ----------   -------------     --------
                      $000           $000       $000          $000            $000
920                       1,363       3,993       2,026             782           23
921                         226       1,526          83             323            6
922                          --          --          --              --           --
923                       1,457      28,724          82              58           41
924                          --          --          --              --           --
925                          --          --          --              --           --
926                           8          11          --              --           --
928                          --          --          --              --           --
930.1                       183          --          --              --           14
930.2                        10         135          12               6           27
931                           4          25           3               3           --
932                          --          25           1              14            1
403                          --          --          --              --           --
408                          --          --          --              --           --
409                          --          --          --              --           --
410                          --          --          --              --           --
411                          --          --          --              --           --
411.5                        --          --          --              --           --
419                          --          --          --              --           --
421                          --          --          --              --           --
426.1                        --          --          --              --           --
426.5                        --          --          --              --           --
427                          --          --          --              --           --
430                          --          --          --              --           --
431                          --          --          --              --           --
--------------   --------------    --------  ----------   -------------     --------
Total Expenses            3,251      34,439       2,207           1,186          112
                 --------------    --------  ----------   -------------     --------





           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
                      For the Year Ended December 31, 2003
--------------------------------------------------------------------------------
                                  Schedule XVII
              SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION
--------------------------------------------------------------------------------

                         DEPARTMENT OR SERVICE FUNCTION
--------------------------------------------------------------------------------

 Account         Operations                 Real Estate  Regulatory &
  Number        Integration    Procurement  Investments   Government      Security
--------------  -----------    -----------  -----------  ------------  ------------
                   $000           $000         $000         $000          $000
920                     381          1,122          203        3,359           426
921                      53            133           16          477            51
922                      --             --           --           --            --
923                      78            113          137        1,970            52
924                      --             --           --           --            --
925                      --             --           --           --            --
926                      --             --           --           --            --
928                      --             --           --          568            --
930.1                    --              2           --           29            --
930.2                     1             20           --          316            16
931                       3              6            7           39            --
932                      --              7           --           --            --
403                      --             --           --           --            --
408                      --             --           --           --            --
409                      --             --           --           --            --
410                      --             --           --           --            --
411                      --             --           --           --            --
411.5                    --             --           --           --            --
419                      --             --           --           --            --
421                      --             --           --           --            --
426.1                    --             --           --           23            --
426.5                    --              2           --           --            --
427                      --             --           --           --            --
430                      --             --           --           --            --
431                      --             --           --           --            --
--------------  -----------    -----------  -----------  -----------   -----------
Total Expenses          516          1,405          363        6,781           545
                -----------    -----------  -----------  -----------   -----------

 Account            Support             Technical      Vice
  Number          Operations     Tax    Operations   Chairman    Other
--------------    ----------    -----   ----------   --------    -----
                     $000        $000      $000        $000       $000
920                    1,049    1,580        1,762        915    7,746
921                      137      110          351         38       --
922                       --       --           --         --       --
923                        5      416          108         39       --
924                       --       --           --         --       --
925                       --       --           --         --       --
926                       --       --           41         --       --
928                       --       --           --         --       --
930.1                     --       --           --         --       --
930.2                     35       10           47          7       --
931                       21        5           18         --        1
932                       --       --            5         --       --
403                       --       --           --         --       --
408                       --       --           --         --      218
409                       --       --           --         --       --
410                       --       --           --         --       --
411                       --       --           --         --       --
411.5                     --       --           --         --       --
419                       --       --           --         --       --
421                       --       --           --         --       --
426.1                     --       --           --         --       --
426.5                     --       --           --         --       --
427                       --       --           --         --       --
430                       --       --           --         --       --
431                       --       --           --         --       --
--------------    ----------    -----   ----------   --------    -----
Total Expenses         1,247    2,121        2,332        999    7,965
                  ----------    -----   ----------   --------    -----

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2003

                        DEPARTMENTAL ANALYSIS OF SALARIES

                                   ACCOUNT 920

-----------------------------------------------------------------------------------------------------------

                                                       DEPARTMENTAL SALARY EXPENSE
                                         -----------------------------------------------------     NUMBER
                                                      INCLUDED IN AMOUNTS BILLED TO               PERSONNEL
     NAME OF DEPARTMENT                  -----------------------------------------------------    ---------
 Indicate each department or              TOTAL         PARENT          OTHER          NON          END OF
     service function                    AMOUNT        COMPANY        ASSOCIATES    ASSOCIATES      YEAR
 ---------------------------             ------        -------        ----------    ----------    ---------
                                          $000           $000            $000          $000


Accounting                               9,684            164            9,520           --           152

Auditing                                 2,225             47            2,178           --            25

Aviation Services                          180             --              180           --             2

Chairman, President and CEO              1,625            263            1,362           --             4

Company General Managers                   684             --              684           --             3

Company Presidents                         572             --              572           --             3

Corporate Communications                 1,992              1            1,991           --            22

Corporate Insurance                        898              8              890           --             7

Corporate Secretary                        310             97              213           --             4

Corporate Treasury                       1,022             17            1,005           --             9

Customer Contact Centers                 1,877             --            1,877           --            36

Energy Supply Services                   6,090             --            6,090           --            76

Environmental Affairs                    6,165             51            6,114           --            80

Executive VP and CFO                       714             37              677           --             2

Executive VP and COO                     1,856             73            1,783           --             7

Executive VP Regulated Revenue             540              1              539           --             2

Facilities Management                    1,048             10            1,038           --            17

Financial Planning                       4,623             19            4,604           --            51

Fleet Management                         1,547             --            1,547           --            24

Governmental Affairs                       302              2              300           --             2

Human Resources/Benefits                 4,301              8            4,293           --            64

Information Technology                  36,590             95           36,495           --           546

Investor Relations                         367              5              362           --             3

Large Customer Relationships
and Transportation                       1,794              1            1,793           --            29

Legal                                    5,240            336            4,904           --            48

Materials & Supplies                     2,436              2            2,434           --            34

Meter-to-Cash                            1,033              1            1,032           --            28

NiSource Retail Services                    31             13               18           --             4

Operations Integration                     459            104              355           --             3

Procurement                              2,245             22            2,223           --            24

Real Estate Investments                    299              5              294           --            --

Regulatory & Government                  4,458              3            4,455           --            47

Security                                   546              9              537           --             5

Support Operations                       1,290             --            1,290           --            13

Tax                                      2,096             34            2,062           --            28

Technical Operations                     2,178             --            2,178           --            25

Vice Chairman                            1,189             32            1,157           --             2

Other                                    7,513         16,110           (8,597)          --            --
                                       -------         ------          -------           --         -----

     Total                             118,019         17,570          100,449           --         1,431
                                       -------         ------          -------           --         -----

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2003

--------------------------------------------------------------------------------
                            OUTSIDE SERVICES EMPLOYED

                                   ACCOUNT 923
--------------------------------------------------------------------------------

INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed.
               If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and the amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


                                             RELATIONSHIP
                                             "A"= ASSOCIATE
FOR WHOM PURCHASED          ADDRESS          "NA"=NON-ASSOCIATE           AMOUNT
------------------          -------          ------------------           ------
                                                                           $000



See schedule 923-A                                                        52,443

                                 SCHEDULE 923-A

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                            OUTSIDE SERVICES EMPLOYED

                                   ACCOUNT 923

                                                                                                   RELATIONSHIP
                                                                                                   "A"=ASSOCIATE       AMOUNT
                                                                                                   "NA"=NON        ---------------
      FOR WHOM PURCHASED                                     ADDRESS                                ASSOCIATE      $000       $000
------------------------------           ---------------------------------------------------      --------------   ----       ----
1-Special Services - Audit

  5 Organizations                                                                                                     103
                                                                                                                   ------
                                          Total Special Services - Audit                                                       103
                                                                                                                            ------
2-Special Services - Legal

  BAKER & DANIELS                         P.O. BOX 664091, INDIANAPOLIS, IN 46266-4091                   NA           739
  BARNES & THORNBURG                      11 SOUTH MERIDIAN STREET, INDIANAPOLIS, IN 46204-3556          NA           325
  BORDEN LADNER GERVAIS LLP               400 3RD AVE SW STE 1000, CALGARY, AB T2P 4H2                   NA           592
  BRICKER & ECKLER LLP                    100 S THIRD ST, COLUMBUS, OH 43215-4236                        NA           545
  BRICKLEY, SEARS & SORETT, P.A.          75 FEDERAL ST, BOSTON, MA 02110-2699                           NA           526
  C.D. BENGSTON RESOURCE MAN              2900,350 7 AVENUE, CALGARY, ALBERTA, T2P3N9                    NA           174
  CARSCALLEN LOCKWOOD LLP                 1500 407 2ND STREET SW, CALGARY, AB T2P2Y3                     NA           121
  CONNELLY ROBERTS & MCGIVNEY             ONE NORTH FRANKLIN STREET, CHICAGO, IL 60606                   NA           102
  CRANE, GREENE & PARENTE                 90 STATE STREET, ALBANY, NY 12207                              NA           385
  DOERNER, SAUNDERS, DANIELS & ANDER      320 S BOSTON AVE STE 500, TULSA, OK 74103-3725                 NA           283
  DRINKER, BIDDLE & REATH                 1500 K STREET, WASHINGTON, DC 20005                            NA           133
  EICHHORN & EICHHORN                     200 RUSSELL ST., HAMMOND, IN 46325                             NA           998
  HAGEMIER, ALLEN & SMITH                 1170 MARKET TOWER, INDIANAPOLIS, IN 46204-2964                 NA           120
  JACKSON & KELLY                         P.O. BOX 11276, CHARLESTON, WV 25339                           NA           141
  ROBERT G KERN ESQ                       1200 CRAMER LN, CHAPEL HILL, NC 27516-8382                     NA           147
  LEBOEUF, LAMB, GREENE & MACRAE          99 WASHINGTON AVENUE, ALBANY, NY 12210-2820                    NA           141
  MCGUIRE WOODS                           ONE JAMES CENTER-ACCOUNTING, RICHMOND, VA 23219-4030           NA           201
  MORGAN, BROWN, & JOY LLP                1 BOSTON PLACE, BOSTON, MA 02108-4472                          NA           152
  MORGAN LEWIS AND BOCKIUS                P.O. BOX 8500 S-6050, PHILADELPHIA, PA 19178-6050              NA           367
  PAUL HASTINGS                           1299 PENNSYLVANIA AVE NW, WASHINGTON, DC 20004                 NA           283
  PEACOCK LINDER & HALT                   350 7TH AVE SW, CALGARY, ALBERTA T3P3N9                        NA           215
  REED SMITH LLP                          P.O. BOX 360074M, PITTSBURGH, PA 15251-6074                    NA         1,126
  ROBINSON & MCELWEE LLP                  P.O. BOX 1791, CHARLESTON, WV 25326                            NA         1,639
  RUBIN & RUDMAN, LLP                     50 ROWES WHARF, BOSTON, MA 02110-3319                          NA           430
  SCHIFF HARDIN & WAITE                   6600 SEARS TOWER, CHICAGO, IL 60606-6473                       NA        13,929
  SIDLEY AUSTIN BROWN & WOOD (DC)         BANK ONE PLAZA, CHICAGO, IL 60603                              NA           356
  SIMON PERAGINE SMITH                    REDFEARN LLP, NEW ORLEANS, LA 701633000                        NA           223
  STEPTOE & JOHNSON                       BANK ONE CNT 6TH FLOOR, CLARKSBURG, WV 26302-2190              NA         1,572
  SWIDLER BERLIN SHEREFF & FRIEDMAN       3000 K STREET NW, WASHINGTON, DC 20007-5116                    NA           477
  THELEN REID & PRIEST LLP                875 THIRD AVENUE, NEW YORK, NY 10022                           NA           215
  WOODEN & MCLAUGHLIN LLP                 ONE INDIANA SQUARE, INDIANAPOLIS, IN 46204-4208                NA           183


  166 Organizations                                                                                                 1,733
                                                                                                                   ------
                                          Total Special Services - Legal                                                    28,573
                                                                                                                            ------

                                 SCHEDULE 923-A

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                            OUTSIDE SERVICES EMPLOYED

                                   ACCOUNT 923

                                                                                              RELATIONSHIP
                                                                                              "A"=ASSOCIATE         AMOUNT
                                                                                              "NA"=NON        -------------------
       FOR WHOM PURCHASED                                ADDRESS                               ASSOCIATE      $000           $000
--------------------------------      -----------------------------------------------         -------------   ----           ----
3-Special Services - Consulting

  ACCENTURE LLP                       P.O. BOX 70629, CHICAGO, IL 60673-0629                        NA          974
  ACLOCHE LLC                         P.O. BOX 632997, CINCINNATI, OH 45263-2997                    NA          507
  ADECCO TECHNICAL PA                 P.O. BOX 371084, PITTSBURGH, PA 15250-7084                    NA           87
  CDI CORPORATION                     P.O. BOX 532428, ATLANTA, GA 30353-2428                       NA          132
  CHRISTENSEN & ASSOCIATES            P.O. BOX 60003, PHOENIX,, AZ 85082-0003                       NA          159
  JAMES M CLARKE                      2912 ROSLYN TER, LONG BEACH, IN 46360-1726                    NA          211
  COMPUTER TASK GROUP INC             P.O. BOX 711778, CINCINNATI, OH 45271-1778                    NA          120
  PETER M. CONNOR                     3904 RIO GRANDE AVENUE, GROVEPORT, OH 43125                   NA          103
  F1, INC.                            359 S. FRANKLIN ST., VALPARAISO, IN 46383-6423                NA        1,755
  GARTNER GROUP, INC.                 P.O. BOX 911319, DALLAS, TX 75391-1319                        NA          113
  HMB                                 191 W. NATIONWIDE BLVD., COLUMBUS, OH 43215                   NA          250
  INFORMATION INTEGRATORS, INC.       2540 FOSSIL STONE ROAD, DYER, IN 46311-1956                   NA          676
  IPSE CONSULTING (DD), INC           64 SENECA EAST, HAWTHORN WOODS, IL 60047                      NA          244
  META GROUP INC                      P.O. BOX 19114, NEWARK, NJ 07195-0114                         NA           70
  PATRICK J. MULCHAY                  801 E86TH AVE, MERRILLVILLE, IN 46410                         NA          155
  ROBINSON & MCELWEE LLP              P.O. BOX 1791, CHARLESTON, WV 25326                           NA           68
  RUSSELL REYNOLDS ASSOCIATES         CHURCH STREET STATION, NEW YORK, NY 102496427                 NA          212
  FRANK SHAMBO                        10828 CARIBOU LN, ORLAND PARK, IL 60467                       NA          214
  STATEGIC GLOBAL POLICY CONSULTING   17 SOUTH HIGH STREET, COLUMBUS, OH 43215                      NA          300
  TECHNOLOGY CONSULTING ASSOC.        5887 GLENRIDGE DRIVE, ATLANTA, GA 30328                       NA          367
  THOMAS GREEN & ASSOCIATES LLC       21 EAST STATE STREET, COLUMBUS, OH 43215-4243                 NA          153
  TRANSTECH INC                       P.O. BOX 95169, PALATINE, IL 60095-0169                       NA          130
  WILKERSON & ASSOCIATES              3339 TAYLORSVILLE ROAD, LOUISVILLE, KY 40205-3103             NA          469

  210 Organizations                                                                                           4,791
                                                                                                              -----
                                          Total Special Services - Consulting                                              12,260
                                                                                                                           ------

                                 SCHEDULE 923-A
           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
                            OUTSIDE SERVICES EMPLOYED
                                   ACCOUNT 923


                                                                                                    RELATIONSHIP
                                                                                                    "A"=ASSOCIATE         AMOUNT
                                                                                                    "NA"=NON         ---------------
         FOR WHOM PURCHASED                                      ADDRESS                              ASSOCIATE      $000       $000
------------------------------------        --------------------------------------------------     --------------    ----       ----

4-Special Services - Other

  ADECCO TECHNICAL PA                       P.O. BOX 371084, PITTSBURGH, PA 15250-7084                     NA          732
  AT&T                                      7872 COLLECTION CENTER DRIVE, CHICAGO, IL 60693                NA          208
  COLUMBIA GAS TRANSMISSION COMPANY         200 CIVIC CENTER DRIVE, COLUMBUS, OH 43215                      A          163
  COLUMBIA GAS OF PENNSYLVANIA              200 CIVIC CENTER DRIVE, COLUMBUS, OH 43215                      A          457
  KEVIN M. CONSIDINE, P C                   1 BOSTON PLACE, 28TH FLOOR, BOSTON, MA 02108                   NA          126
  FITCH, INC                                P.O. BOX 26858, NEW YORK, NY 10087-6858                        NA          188
  HEWITT ASSOCIATES LLC                     P.O. BOX 95135, CHICAGO, IL 60694-5135                         NA          952
  LANIER WORLDWIDE INC                      LANIER PROFESSIONAL SERVICES, ATLANTA, GA 30392-1960           NA          275
  MARKETING SERVICES BY VECTRA              3990 BUSINESS PARK DRIVE, COLUMBUS, OH 43204                   NA          307
  MELLON INVESTOR SERVICES                  ACCOUNTING DEPARTMENT, PITTSBURGH, PA 15251-6857               NA          894
  META GROUP INC                            P.O. BOX 19114, NEWARK, NJ 07195-0114                          NA          188
  MORROW & COMPANY, INC.                    F.D.R. STATION, NEW YORK, NY 10150-0748                        NA          103
  MOSSBERG & COMPANY  INC                   P.O. BOX 210, SOUTH BEND, IN 46624-0210                        NA          434
  NEW YORK STOCK EXCHANGE, INC              P.O. BOX 4530, NEW YORK, NY 10163                              NA          300
  NORTHERN INDIANA PUBLIC SERVICE CO.       5201 INDUSTRIAL HIGHWAY, GARY, IN 46406-1125                    A          698
  POMEROY COMPUTER                          RESOURCES, INC., CINCINNATI, OH 452640381                      NA          419
  ROBERT HALF TECHNOLOGY                    12400 COLLECTION CENTER DR, CHICAGO, IL 60693-0124             NA          172
  SUNGARD RECOVERY SERVICES INC.            P.O. BOX 91233, CHICAGO, IL 60693                              NA          141


  573 ORGANIZATIONS                                                                                                  4,750
                                                                                                                     -----
                                            Total Special Services - Other                                                    11,507
                                                                                                                              ------

                                            Total All Special Services                                                        52,443
                                                                                                                              ======

              ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.


                         For the Year Ended December 31, 2003

--------------------------------------------------------------------------------

                            EMPLOYEE PENSIONS AND BENEFITS

                                      ACCOUNT 926

--------------------------------------------------------------------------------

INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

DESCRIPTION                                                               AMOUNT
--------------------------------------                                    ------
                                                                           $000
Dental Assistance Plan                                                     1,063

Educational Assistance                                                       443

Employee Assistance Plan                                                     136

Employee Cafeteria Subsidy                                                   282

Employee Relocation Expense                                                  796

Employee Retirement Expense                                                7,989

Flexible Spending Health & Dental                                             28

Group Life Insurance                                                         355

Long-Term Disability Insurance                                               119

Medical Expense Plan                                                      10,390

Pension Restoration Plan                                                   5,231

Thrift Plan                                                                3,283

Miscellaneous                                                                 74
                                                                          ------
Total                                                                     30,189
                                                                          ------

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2003

--------------------------------------------------------------------------------

                          GENERAL ADVERTISING EXPENSES

                                  ACCOUNT 930.1

--------------------------------------------------------------------------------

INSTRUCTIONS:     Provide a listing of the amount included in Account 930.1,
                  "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

          DESCRIPTION                        NAME OF PAYEE                AMOUNT
       -----------------                 ---------------------            ------
                                                                           $000
Employee Recruiting/Advertising     Big River Advertising                    30
Employee Recruiting/Advertising     Brown Publishing Co.                      3
Employee Recruiting/Advertising     Buyrite Merchandising Corp                3
Employee Recruiting/Advertising     California Unversity Of Pennsylvania     25
Employee Recruiting/Advertising     Clear Channel Outdoor                     4
Employee Recruiting/Advertising     Clear Channel Radio                       4
Employee Recruiting/Advertising     Columbus Blue Jackets                    50
Employee Recruiting/Advertising     Columbus Dispatch                        17
Employee Recruiting/Advertising     Element Design Group                      5
Employee Recruiting/Advertising     Ferrante & Associates                    14
Employee Recruiting/Advertising     Hearld Star                               6
Employee Recruiting/Advertising     Lord, Sullivan, & Yoder                   7
Employee Recruiting/Advertising     Marketing Services By Vectra             10
Employee Recruiting/Advertising     Nationwide Advertising                    4
Employee Recruiting/Advertising     Newspaper Network Of Central Ohio        10
Employee Recruiting/Advertising     Shaker Advertising Agency                 7
Employee Recruiting/Advertising     Steelers Radio Network                    9
Employee Recruiting/Advertising     The David Group                          22
Employee Recruiting/Advertising     The Plain Dealer                          9
Employee Recruiting/Advertising     The Toledo Blade Company                  9
Employee Recruiting/Advertising     Think, Inc.                             250
Employee Recruiting/Advertising     All Others                               33
                                                                            ---
    TOTAL                                                                   531
--------------------------------------------------------------------------------

     ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                For the Year Ended December 31, 2003

--------------------------------------------------------------------------------
                   MISCELLANEOUS GENERAL EXPENSES

                           ACCOUNT 930.2

--------------------------------------------------------------------------------

INSTRUCTIONS:     Provide a listing of the amount included in Account 930.2,
                  "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by
                  Section 321 (b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441
                  (b)(2) shall be separately classified.

       DESCRIPTION                                                     AMOUNT
--------------------------------                                     ----------
                                                                         $000
Aircraft Service                                                          164

Dues and Memberships - Corporate                                          333

Employee Recruiting                                                        69

Employee Training                                                       1,558

Other                                                                   1,824
                                                                     ----------
TOTAL                                                                   3,948
                                                                     ----------

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2003

--------------------------------------------------------------------------------
                                      RENTS

                                   ACCOUNT 931

--------------------------------------------------------------------------------

INSTRUCTIONS:  Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major grouping of property, as defined in the account definition of the Uniform System of Accounts.

                                     AMOUNT
                                   ----------
                                      $000
Air Transportation                        498

Auto and General Tools                    672

Communications                            661

Data Processing                         5,275

Office Space                           10,935

Miscellaneous                           3,121
                                   ----------
TOTAL                                  21,162
                                   ----------

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2003

--------------------------------------------------------------------------------
                          TAXES OTHER THAN INCOME TAXES

                                   ACCOUNT 408

--------------------------------------------------------------------------------

INSTRUCTIONS:     Provide an analysis of Account 408, "Taxes Other Than Income
                  Taxes." Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class tax.

                                                AMOUNT
                                            --------------
                                                 $000
(1)  Other than U.S. Government Taxes:

       Property                                      1,123

       Sales and Use                                     6

       Unemployment                                    313

       License or Franchise                             --
                                            --------------

             Total - other                           1,442

(2)  U.S. Government Taxes:

       Federal Insurance Contribution                7,381

       Unemployment                                     88

       Miscellaneous                                   200
                                            --------------
             Total - Federal                         7,669

       TOTAL                                         9,111
                                            --------------

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2003

--------------------------------------------------------------------------------
                                    DONATIONS

                                  ACCOUNT 426.1

--------------------------------------------------------------------------------

INSTRUCTIONS:     Provide a listing of the amount included in Account 426-1,
                  "Donations," classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

        NAME OF RECIPIENT                    PURPOSE OF DONATION         AMOUNT
------------------------------------         -------------------         ------
                                                                          $000
Advantages in Marketing                      Community Welfare                7
Affiliated Chambers of Commerce              Community Welfare                8
American Cancer Society                      Community Welfare                5
Energy and Environmental Analysis            Community Welfare               10
First Night Columbus                         Community Welfare                5
Fitz Gerald & Robbins Inc.                   Community Welfare                9
Greater Columbus Chamber of Commerce         Community Welfare               10
Indiana Port Commission                      Community Welfare                5
National Capital Area Council                Community Welfare                5
Operation Defibrillator                      Community Welfare                3
The University of Toledo Foundation          Community Welfare               17
United Way of Central Ohio                   Community Welfare              130
United Way of South Hampton                  Community Welfare                5
USCHPA Conference Headquarters               Community Welfare                5
VMI Key Club                                 Community Welfare               10

Miscellaneous (198)                                                         136
                                                                         ------
TOTAL                                                                       370
                                                                         ------

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2003

--------------------------------------------------------------------------------
                                OTHER DEDUCTIONS

                                  ACCOUNT 426.5

--------------------------------------------------------------------------------

INSTRUCTIONS:     Provide a listing of the amount included in Account 426.5,
                  "Other Deductions," classifying such expenses according to their nature.

--------------------------------------------------------------------------------
                      DESCRIPTION                                   AMOUNT
--------------------------------------------------------------------------------
                                                                     $000
                    Fees                                              49









                                                               -----------------
TOTAL                                                                 49
--------------------------------------------------------------------------------

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2003

--------------------------------------------------------------------------------
                                 SCHEDULE XVIII

                          NOTES TO STATEMENT OF INCOME

--------------------------------------------------------------------------------

INSTRUCTIONS:     The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

--------------------------------------------------------------------------------

Salary and wage expense was lower $21.9 million in 2003 when compared to 2002. In 2002, salary and wage expense was higher $10.1 million as a result of severance charges relating to a corporate restructuring initiative. Salary and wage expense was also lower in 2003 due to a decrease in stock based compensation and bonus payout of $11.1 and $1.7 million respectively.

Outside Services decreased approximately $20 million from 2002 to 2003. Outside services was lower $14 million in 2003 when compared to 2002 due to a decrease in Consulting and Legal expenses of $7 million and $7 million respectively. Other outside services also decreased approximately $6 million in 2003 when compared to 2002. The decrease in other outside services is primarily due to a one-time payment to an outside firm in 2002 as a result of a restructuring initiative.

Benefits expense increased in 2003 by $5.3 million. This increase was primarily due to increased Retirement Income Plan expense from 2002 to 2003.

                    NiSource Corporate Services Company Inc.

                               Organization Chart


                                                   ---------------------------
                                                   | Chairman, President and |
                                                   |           CEO           |
                                                   |       Gary Neale        |
                                                   ---------------------------
                                                                |
                                                                |
         ______________________________________________________________________________________________________________
         |                   |                     |                     |                     |                      |
  ---------------    ------------------    ------------------    ------------------    -------------------    -------------------
  |Vice Chairman|    |Executive VP and|    |Executive VP and|    |Executive VP and|    |   Executive VP  |    |   Executive VP  |
  |  Steve Adik |    |       COO      |    |       CFO      |    | General Counsel|    |Human Resources &|    |Regulated Revenue|
  |             |    |   Sam Miller   |    | Mike O'Donnell |    |   Peter Fazio  |    |  Communications |    |    Bob Skaggs   |
  |             |    |                |    |                |    |                |    |LaNette Zimmerman|    |                 |
  ---------------    ------------------    ------------------    ------------------    -------------------    -------------------
  |                  |                     |                     |                     |                      |
  |                  |                     |                     |                     |                      |
  | ---------------  | ------------------  | ------------------  | ------------------  | -------------------  | -------------------
  |-|  Auditing   |  |-|    Aviation    |  |-|   Accounting   |  |-|   Corporate    |  |-|   Corporate     |  |-|     Company     |
  | |             |  | |    Services    |  | |                |  | |   Secretary    |  | | Communications  |  | |   Presidents    |
  | ---------------  | ------------------  | ------------------  | ------------------  | -------------------  | -------------------
  |                  |                     |                     |                     |                      |
  | ---------------  | ------------------  | ------------------  | ------------------  | -------------------  | -------------------
  |-| Real Estate |  |-|    Company     |  |-|   Corporate    |  |-| Environmental  |  |-|Human Resources/ |  |-|     Energy      |
    | Investments |  | |General Managers|  | |   Insurance    |  | |    Affairs     |    |    Benefits     |  | | Supply Services |
    ---------------  | ------------------  | ------------------  | ------------------    -------------------  | -------------------
                     |                     |                     |                                            |
                     | ------------------  | ------------------  | ------------------                         | -------------------
                     |-|   Customer     |  |-|   Corporate    |  |-|     Legal      |                         |-|  Governmental   |
                     | |Contact Centers |  | |    Treasury    |  | |                |                         | |     Affairs     |
                     | ------------------  | ------------------  | ------------------                         | -------------------
                     |                     |                     |                                            |
                     | ------------------  | ------------------  | ------------------                         | -------------------
                     |-|   Facilities   |  |-|   Financial    |  |-|    Security    |                         |-| Large Customer  |
                     | |   Management   |  | |    Planning    |    |                |                         | | Relationships & |
                     | |                |  | |                |    |                |                         | | Transportation  |
                     | ------------------  | ------------------    ------------------                         | -------------------
                     |                     |                                                                  |
                     | ------------------  | ------------------                                               | -------------------
                     |-|Fleet Management|  |-|    Investor    |                                               |-|  Regulatory &   |
                     | |                |  | |  Relations     |                                                 |  Government     |
                     | ------------------  | ------------------                                                 -------------------
                     |                     |
                     | ------------------  | ------------------
                     |-|  Information   |  |-|      Tax       |
                     | |   Technology   |  | |                |
                     | ------------------  | ------------------
                     |                     |
                     | ------------------  | ------------------
                     |-|  Materials &   |  |-|     Other      |
                     | |    Supplies    |    |                |
                     | ------------------    ------------------
                     |
                     | ------------------
                     |-|   Meter-to-    |
                     | |     Cash       |
                     | ------------------
                     |
                     | ------------------
                     |-|    NiSource    |
                     | |Retail Services |
                     | ------------------
                     |
                     | ------------------
                     |-|   Operations   |
                     | |  Integration   |
                     | ------------------
                     |
                     | ------------------
                     |-|  Procurement   |
                     | |                |
                     | ------------------
                     |
                     | ------------------
                     |-|    Support     |
                     | |   Operations   |
                     | ------------------
                     |
                     | ------------------
                     |-|   Technical    |
                       |   Operations   |
                       ------------------

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.


                              METHODS OF ALLOCATION
--------------------------------------------------------------------------------

            The following Basis of Allocation have been approved by the SEC as a method of allocating Job Order charges and convenience payments directly to Associate Companies.

            - Total Gross Fixed Assets and Total Operating Expenses
            - Total Gross Fixed Assets
            - Total Operating Expenses and Gross Depreciable Property
            - Gross Depreciable Property
            - Number of Automobile Units Owned and Leased
            - Number of Retail Customers
            - Number of Regular Employees
            - Fixed Allocation
            - Number of Transportation Customers
            - Total Employees and Customers
            - Total Plant, State Employees and Customers
            - Total Tariff and Transportation Customers
            - Direct Costs

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2003

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

--------------------------------------------------------------------------------

                         COMPENSATION FOR USE OF CAPITAL
                    SUMMARY OF BILLING TO ASSOCIATE COMPANIES

                                                           Direct &
                                                          Allocated    Compensation
                Company                                     Labor         Billed
------------------------------------------                ---------    ------------
                                                             $000          $000
Bay State Massachusetts                                      7,265           167
Columbia Atlantic Trading Corporation                            3            --
Columbia Energy Group                                        2,923            67
Columbia Energy Group Capital Corporation                        2            --
Columbia Energy Services Corporation                            77             2
Columbia Finance Corporation                                     8            --
Columbia Gas of Kentucky, Inc.                               2,592            60
Columbia Gas of Maryland, Inc.                                 911            21
Columbia Gas of Ohio, Inc.                                  15,875           364
Columbia Gas of Pennsylvania, Inc.                           6,691           154
Columbia Gas of Virginia, Inc.                               4,135            95
Columbia Gas Transmission Corporation                       12,745           292
Columbia Gulf Transmission Company                           3,114            71
Columbia Network Services Corporation                           17            --
Columbia Pipeline Company                                        8            --
Columbia Remainder Corporation                                  91             2
Energy USA, Inc                                              1,533            35
Granite State Gas                                              144             3
Indianapolis Water Resources                                     1            --
Kokomo Gas and Fuel Company                                    160             4
NiSource Capital Markets                                         8            --
NiSource Development Company, Inc                              228             5
NiSource Energy Services, Inc                                  114             3
NiSource Energy Technology                                     154             4
NiSource Finance Company                                        25             1
NiSource Insurance Corporation, Ltd.                            10            --
NiSource, Inc.                                               1,236            28
NiSource Crossroads Pipeline                                   109             2
Northern Indiana Fuel and Light Company                        232             5
Northern Indiana Public Service Company                     15,885           364
Northern Utilities Maine                                       703            16
Northern Utilities New Hampshire                               723            17
Primary Energy, Inc                                            829            19

                                                            ------        ------

     Total                                                  78,551         1,801
                                                            ======        ======

The above is a summary of the Compensation for Use of Capital billed to each company. Attached is a sample of the annual statement sent to each associate company. Since they are identical except for the amount billed, the summary is included in lieu of thirty-three individual statements (see page 49).

--------------------------------------------------------------------------------

                    NISOURCE CORPORATE SERVICES COMPANY, INC.

                         COMPENSATION FOR USE OF CAPITAL
          ------------------------------------------------------------

                                    BILLED TO

                       COLUMBIA GULF TRANSMISSION COMPANY

                                   DURING 2003
          ------------------------------------------------------------

                                                                     SYSTEM            MONTHLY       MANAGEMENT
                 INTEREST                                            DIRECT &           RATE          D&A LABOR       COMPENSATION
 BILLING            TO               NET           TOTAL            ALLOCATED          COL. 3/        BILLED TO          BILLED
  MONTH           PARENT           INCOME       COMPENSATION          LABOR            COL. 4            CGT        COL. 5 x COL. 6
---------     -------------     ----------     -------------     --------------     -----------     -------------   ----------------
                    (1)              (2)            (3)                (4)               (5)             (6)               (7)
JANUARY          150,028.07           0.00        150,028.07       6,231,703.29         0.02407        235,724.65         5,675.06
FEBRUARY         150,028.04           0.00        150,028.04       7,259,585.51         0.02067        284,819.15         5,886.13
MARCH            150,028.04           0.00        150,028.04       6,382,853.98         0.02350        255,917.36         6,015.30
APRIL            150,028.07           0.00        150,028.07       6,702,143.45         0.02239        265,700.57         5,947.73
MAY              150,028.04           0.00        150,028.04       6,335,460.65         0.02368        252,146.77         5,971.01
JUNE             150,028.04           0.00        150,028.04       6,776,301.24         0.02214        262,610.77         5,814.23
JULY             150,028.07           0.00        150,028.07       6,543,332.70         0.02293        270,870.93         6,210.63
AUGUST           150,028.04           0.00        150,028.04       6,329,755.51         0.02370        288,127.67         6,829.21
SEPTEMBER        150,028.04           0.00        150,028.04       6,581,920.62         0.02279        260,606.46         5,940.25
OCTOBER          150,028.07           0.00        150,028.07       6,393,122.89         0.02347        239,425.75         5,618.63
NOVEMBER         150,028.04           0.00        150,028.04       7,027,671.57         0.02135        264,168.46         5,639.52
DECEMBER         150,028.04           0.00        150,028.04       5,987,082.56         0.02506        234,149.04         5,867.45
              -------------     ----------     -------------     --------------     -----------     -------------     ------------
               1,800,336.60           0.00      1,800,336.60      78,550,933.97         0.27575      3,114,267.58        71,415.16
              =============     ==========     =============     ==============     ===========     =============     ============

--------------------------------------------------------------------------------

                              OFFICER AUTHORIZATION

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

                           NISOURCE CORPORATE SERVICES COMPANY, INC.




                           By:          /s/ Vincent DeVito
                                      -----------------------------------------

                                            Vincent DeVito
                                            Controller

Date: April 30, 2004
--------------------------------------------------------------------------------